UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 13, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

At the Annual Meeting of Stockholders of SearchMedia Holdings Limited (the
“Company”) for 2011 and 2010, held on September 13, 2011, the Company’s stockholders considered seven proposals.

Proposal 1 – To elect Mr. Robert Fried as a director of the Company to serve until the 2012 Annual Meeting of Stockholders.

The results of the voting for Proposal 1 were as follows:

For – 15,852,108
Against – 56,120
Abstain – 0

Based on the votes set forth above, Mr. Fried was duly elected.

Proposal 2 – To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company to serve until the 2012 Annual Meeting of Stockholders.

The results of the voting for Proposal 2 were as follows:

For – 15,661,208
Against – 247,020
Abstain – 0

Based on the votes set forth above, Mr. Chen was duly elected.

Proposal 3 – To elect Mr. Steven D. Rubin as a director of the Company to serve until the 2012 Annual Meeting of Stockholders.

The results of the voting for Proposal 3 were as follows:

For – 15,653,208
Against – 255,020
Abstain – 0

Based on the votes set forth above, Mr. Rubin was duly elected.

Proposal 4 – To elect Mr. Peter W.H. Tan as a director of the Company to serve until the 2012 Annual Meeting of Stockholders.

The results of the voting for Proposal 4 were as follows:

For – 15,661,208
Against – 247,020
Abstain – 0

Based on the votes set forth above, Mr. Tan was duly elected.

Proposal 5 – To elect Ms. Qinying Liu as a director of the Company to serve until the 2012 Annual Meeting of Stockholders.

The results of the voting for Proposal 5 were as follows:

For – 12,366,598
Against – 3,541,630
Abstain – 0

Based on the votes set forth above, Ms. Liu was duly elected.

Proposal 6 – Approval of the amendment to the Company’s Amended and Restated
2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from
1,796,492 ordinary shares to 3,000,000 ordinary shares.

The results of the voting for Proposal 6 were as follows:

For – 10,738,351
Against – 3,978,250
Abstain – 1,191,627

Based on the votes set forth above, the amendment to the 2008 Plan was approved.

Proposal 7 – Approval, ratification and confirmation of the appointment of
Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2011.

The results of the voting for Proposal 7 were as follows:

For – 11,265,733
Against – 3,430,868
Abstain – 1,211,627

Based on the votes set forth above, Marcum Bernstein & Pinchuk LLP has been approved, ratified and confirmed as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011.

No other matters were considered or voted upon at the meeting.

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: September 14, 2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer